UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

Considering that:

(i)	At the Extraordinary General Meeting held on 04/12/2021, eight (8) of the eleven (11) members of the Company's Board of Directors were elected by the multiple vote process;

(ii)	On 04/16/2021, the member of the Board of Directors appointed by the minority shareholders and elected by the multiple vote process at the EGM of 04/12/2021 presented a letter of resignation as member of the Board, which became effective as of 05/31/2021;

(iii)	In spite of the legal and statutory provision for filling such vacancy by a nomination by the Board of Directors until the next General Shareholders' Meeting is held, in view of having received, from minority shareholders, requests to summon a General Shareholders' Meeting for a new election of the 8 (eight) Board of Directors members elected by the multiple vote process, as disclosed on 06/15/2021, the Board of Directors decided to proceed with the present call; and

(iv)	as also disclosed on 07/09/2021, the Fiscal Councilor appointed by the National Treasury presented a letter of resignation to such respective position;

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras ("Petrobras"), hereby convenes an Extraordinary General Meeting of the Company’s Shareholders, to be held exclusively in digital form, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3 of CVM Instruction No. 481, of December 17, 2009 ("ICVM 481"), on August 27, 2021, at 3:00 p.m., via Digital Platform, in order to resolve on the following matters:

Extraordinary General Meeting

I.	Election of eight (8) members of Petrobras Board of Directors;

II.	Election of the Chairman of the Petrobras Board of Directors;

III.	Election of one (1) member of the Fiscal Council and its respective alternate, both appointed by the National Treasury to complete the current term;

IV.	Proposal to adjust the amount of the global budget for compensation of members of Petrobras Statutory Audit Committee (CAE) approved at the Annual General Meeting of 04/14/2021; and

V.	Proposal to adjust the global amount for remuneration of members of the other Advisory Committees of the Board of Directors of Petrobras approved at the Annual General Meeting of 04/14/2021;

Considering the effects of the COVID-19 pandemic in Brazil and the measures taken by health and government authorities to cope with the pandemic, especially regarding restrictions on mobility and public gatherings, the meeting will be held exclusively by digital format, therefore shareholder’s participation can only take place as follows:

(a)	by using the Distance Voting Ballot, available to shareholders on the Company’s (http://www.petrobras.com.br/ri) and CVM’s (http://www.cvm.gov.br) websites or through their custodians;

(b)	by using the Digital Platform, which may be accessed in person or by a duly appointed attorney-in-fact, as per Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, in which case the shareholder may: (i) simply participate in the meeting, having already sent the Distance Voting Ballot, or not; or (ii) participate and vote in the meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting Ballot will be disregarded, and the vote given through the Digital Platform will prevail.

Proof of the status as the Company’s shareholder must be issued under Article 126 of the Brazilian Corporation Law and Article 13 of Petrobras’ Bylaws, as applicable.

Shareholders whose common shares were used in the separate election of one (1) member of the Board of Directors held in the Annual General Meeting of Petrobras on 07/22/2020 may not use such shares in the election of members of the Board of Directors to be held in this Meeting. Pursuant to paragraph 8 of art. 141 of the Brazilian Corporation Law, the Company informs that it has records identifying such shareholders who have cast votes in that separate election.

The Company informs shareholders who wish to participate in this meeting that the instructions to access the Digital Platform and/or to send the Distance Voting Ballot, pursuant to CVM Instruction 481, can be found in the Handbook for Shareholders Participation.

To participate in the meeting through the Digital Platform, the shareholder must send a request to the Company by e-mail, to the address assembleias@petrobras.com.br, until two (2) days before the meeting, that is, until 3 pm (GMT-3 time zone), of August 25, 2021, in which email the shareholder must enclose the following documents:

• Individuals:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner’s Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver’s License (CNH);

(b) proof of ownership of Petrobras’ shares, issued by the depositary or custodian financial institution; and

(c) email to receive an individual invitation to access the Digital Platform and, therefore, participate in the meeting.

• Company or Legal Entity:

(a) valid ID with photo (original or certified copy) of the legal representative. The following documents can be sent: (i) Identity Card (RG) or Foreigner’s Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver’s License (CNH);

(b) documents proving the representation, including the appointment by power of attorney and a copy of the professional qualification documents and the minutes of the election of the board members; and, in the case of an investment fund, copies of (i) the fund’s bylaws, (ii) the professional qualification documents of its board member or member of the management, as the case may be; and (iii) the minutes of the election of such board members. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of Petrobras’ shares, issued by the depositary or custodian financial institution; and

(d) email to receive an individual invitation to access the Digital Platform and, therefore, attend the meeting.

The minimum percentage of interest in the share capital to request the adoption of the process of multiple voting to elect members of the Board of Directors at the Extraordinary General Meeting of the Company’s Shareholders is of five percent (5%), as per CVM Instruction 165, of December 11, 1991, as amended by CVM Instruction 282, of June 26, 1998. The power to request the adoption of the process of multiple voting must be exercised by shareholders up to 48 hours before the meeting, that is 3 pm (GMT-3 time zone) of August 25, 2021, as per Paragraph 1 of Article 141 of the Brazilian Corporation Law.

The exercise of the voting rights in the case of loaned shares will be under the responsibility of the borrower unless otherwise provided for in the agreement of the parties.

Despite the possibility of participating through the Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting Ballot.

The Company hereby informs that the instructions provided in the Handbook for Shareholders Participation, as well as in the Distance Voting Ballot, are intended to assist shareholders in completing the Ballot. The shareholder who chooses to use the Ballot is solely and entirely responsible for its correct completion, regardless of how he/she has accessed it: either directly (on the Company's or CVM's website) or indirectly (by transmitting the completion to custody agents, voting recommendation consultants hired by the shareholder, or to the Company's shares bookkeeping).

All documents regarding the matters to be voted on at this Extraordinary General Meeting are available to the shareholders at the websites of the Company (http://www.petrobras.com.br/ri) and of the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br), as per the terms of CVM Instruction 481.

Rio de Janeiro, July 23, 2021.

Eduardo Bacellar Leal Ferreira

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer